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October 9, 2007	Barcelona Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow Munich	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

File No. 036646-0003
VIA EDGAR AND FEDERAL EXPRESS
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	K12 Inc. Registration Statement on Form S-1 (File No. 333144894)
Dear Mr. Spirgel:
     We hereby respond on behalf of K12 Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated October 5, 2007 (the “Comment Letter”), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 2 to the Registration Statement (“Amendment No. 2”).
     For your convenience, we are sending a copy of this letter, Amendment No. 2 and supplemental materials in non-EDGAR format, and will forward a courtesy package of these documents to our examiners: Joseph Cascarano, Robert Littlepage, John Harrington and Kathleen Krebs.
     The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 2, which pagination differs from that in the originally filed Registration Statement in some respects.

Mr. Larry Spirgel
October 9, 2007

Our Company, page 1
1.	We note your response to our prior comment 10. Please provide additional support to explain the basis for your determination that the virtual public schools you serve “generally test near, and in some cases above, state averages on standardized achievement tests.”
Response:
We respectfully submit that, while we are confident that the statement that you reference in the registration statement is accurate, because of the extensive and varied data points and qualitative information that must be analyzed, a few individual statistics without the benefit of substantial context may lead investors to inaccurate conclusions. In making this statement, we have analyzed a substantial amount of information. For example, in the schools we serve in Wisconsin and Florida, for grades 3 through 8 in both math and reading, students perform consistently above the state averages. This is also the case in California, which is the only state to publish data that is adjusted for demographics. In new schools in Pennsylvania and Washington, which only opened within the last year, and with students having only limited exposure to our learning system, performance was uniformly below state averages in the tested grades and subjects. In the remainder of the schools, for students in grades 3 through 8, the results were mixed based upon subject matter (with math scores lagging behind reading), grade level and demographics, and time in program, but tended to be near state averages.
Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 29
Key Aspects and Trends of Our Operations, page 30
Selling, Administrative and Other Operating Expenses, page 33
2.	Please revise to explain the basis of your expectation that selling, administrative and other operating expenses, as a percentage of revenues, will decline over time. We note that these expenses have remained relatively stable as a percentage of revenues over your last three fiscal years.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 33 of Amendment No. 2.

Mr. Larry Spirgel
October 9, 2007

Results of Operations, page 39
Comparison of Years Ended June 30, 2007 and 2006, page 39
3.	We note on page F-10 that capitalized curriculum costs increased from $0.7 million to $8.7 million from fiscal year 2006 to 2007, please provide an explanation as to why this increase occurred and how the increase affected net income.
Response:
Generally, our courses cover traditional subjects and utilize examples and references designed to remain relevant for long periods of time. We capitalize most of the costs incurred to develop our curriculum, beginning with application development, through production and testing. We have consistently applied this accounting policy from year to year. Please note that the increase in capitalized curriculum for the year ended June 30, 2007 was primarily attributable to the development of courses for our high school offering. This increase did not affect net income, however in future periods the amortization from the increased capitalized curriculum will reduce net income.
We revised the Registration Statement to include the requested disclosure. Please see pages 40 and 41 of Amendment No. 2.
4.	In your discussion of revenues on pages 40 and 41, you mention your addition of high school grades as a factor contributing to revenue growth. Please revise to quantify the impact on revenue growth of the additional grades in each of your last two fiscal years as compared to other identified factors, such as new school openings.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 40 and 41 of Amendment No. 2.

Mr. Larry Spirgel
October 9, 2007

Business, page 49
Our Company, page 49
5.	Please revise the first full paragraph on page 49 to clarify the distinction between the seven virtual public schools to which you provide limited management services, mentioned in the first sentence, and the additional 27 schools to which you provide limited management services, mentioned in the second sentence.
Response:
Substantially all of our enrollments are served through 25 virtual public schools to which we provide full turnkey solutions and seven virtual public schools to which we provide limited management services. With the exception of a school we manage in Chicago, these schools are able to enroll students on a statewide basis in 17 states and the District of Columbia. In contrast, a small number of enrollments are served by an additional 27 schools that only enroll students in a single school district in these and other states. We revised the Registration Statement to include the requested disclosure. Please see page 50 of Amendment No. 2.
Competition, page 62
6.	We note your revised disclosure on page 63 in response to our prior comment 31. We reissue our prior comment with respect to the market for providers of curriculum and services to virtual public schools. Elsewhere you disclose numbers of virtual public schools operating, numbers of students enrolled in virtual public schools and companies providing curriculum and services to virtual public schools. Therefore, we believe you are able to provide a meaningful analysis of your relative market position at least with respect to virtual public school operations. To the extent you disagree, please revise your disclosure to explain why you are not able to provide such an analysis with respect to your virtual public school operations.
Response:
Parents in search of an alternative to their local public school have a number of choices, including private schools, charter schools, home schooling, virtual public schools and blended public schools. The availability of these substitutes varies on a state-by-state basis, depending mostly on what is permitted by a particular state’s laws. Defining the relevant market, and what share of that market is occupied by us or any company providing curriculum and services to virtual public schools would therefore necessitate a state-based competitive analysis. In addition, some providers to K-12 virtual schools serve only the high school segment, while others serve elementary and middle school grades. Furthermore, some school districts offer their own virtual programs in direct competition with private for-profit vendors, and each year the number of states, number of virtual public schools within a state and student enrollments fluctuate. Given these complexities, it is difficult to define the relevant market and our share.

Mr. Larry Spirgel
October 9, 2007

For the benefit of the Staff, we present below, for those states in which our enrollments are not capped and subject to the limitations discussed below, the percentage of the total number of students enrolled in virtual public schools in the 2005-2006 school year in such states that are enrolled in a virtual public school that we serve. We believe the two virtual public schools we serve in Pennsylvania account for approximately 27 percent of the total enrollments among eleven providers, although certain providers in Pennsylvania address only certain grades. In Colorado and Arizona, we believe the schools we serve account for approximately 62 percent of the total enrollments among four providers, and 61 percent of total enrollments among seven providers, respectively, some of which likewise only address certain grades. Similarly, in Ohio, we believe the schools we serve account for approximately 19 percent of the enrollments among eight providers, including students enrolled in virtual school alternatives run by individual school districts. In other states, our enrollments range between approximately 10 to approximately 60 percent of total students in virtual public school programs. In aggregate, in the states in which we operate where our enrollments are not capped, our enrollments constitute approximately 25 percent of total students enrolled in virtual public schools.
Nevertheless, because of the complexities associated with defining a proper market, and because of the significant limitations on the comparability of data among jurisdictions, we believe that this information would not be meaningful to investors.

Mr. Larry Spirgel
October 9, 2007

Regulation, page 66
7.	We note your revised disclosure in response to our prior comment 32. We also note your disclosure in the last sentence of the paragraph entitled “State Laws Authorizing or Restricting Virtual Public Schools” that some states may require new legislation before virtual public schools can open in the state. Please revise to discuss the extent to which you believe new legislation would be required before expanding your virtual school operations into new states. For example, do you currently operate in most or all states in which virtual public schools are authorized? To the extent there is significant uncertainty whether virtual schools are authorized in certain states, discuss how you factor that uncertainty into decisions whether to pursue expansion into new states.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 67 of Amendment No. 2.
Compensation Discussion and Analysis, page 79
Elements of Compensation, page 79
8.	We note your revised disclosure regarding the Compensation Committee’s subjective determination that corporate goals were achieved in 2007. However, please revise further to discuss how individual achievements were measured in 2007 and how such individual achievements factored into your compensation decisions. In connection with this discussion, you should explain differences in compensation among the named executive officers and how such differences fit into your overall compensation philosophy and objectives. For example, we note that your named executive officers received bonus amounts in 2007 in differing relations to their respective target percentages. Additionally, Mr. Packard and Mr. Davis received stock option grants in 2007 while the other named executive officers did not.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 81 and 82 of Amendment No. 2.
9.	We note your statement on page 80 that 2008 performance targets will be difficult to achieve because they will require the Company to expand jurisdictions. Please revise to provide additional detail about the level of difficulty associated with achieving your 2008 performance measures. Provide as much detail as necessary without providing information that would lead to competitive harm. Since the performance metrics associated with Mr. Packard’s option vesting schedules appear to be different from your general corporate targets for bonus purposes, you should discuss the difficulty associated with each of such metrics separately.

Mr. Larry Spirgel
October 9, 2007

Response:
We revised the Registration Statement to include the requested disclosure. Please see page 82 of Amendment No. 2.
10.	We note your statement on page 80 that each executive will have an individual set of goals in 2008. Please revise to provide additional detail about these individual goals. For example, discuss the nature of these goals, how they will be measured, how difficult they will be to achieve, how they will differ among your named executive officers and how significant a factor in compensation decisions they will be. To the extent you cannot disclose the actual goals, please explain in detail why in your response letter.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 83 of Amendment No. 2.
11.	We note your response to our prior comment 36. However, it is not clear whether the compensation committee has set the performance goals for 2008. The first sentence in the last paragraph in the subsection entitled “Annual Performance Bonus” indicates that the compensation committee “plans” to set such goals, yet next sentence implies that the “targets” have already been set. Clarify whether the targets have been set. If they have been set, explain why disclosure of such goals would not help in an understanding of the compensation committee’s subjective determination of the 2007 performance goals and
•	how competitors and suppliers would be able to use your company-wide financial targets to provide competitively useful insights into your pricing, considering that historical information about your financial performance will be public information;

•	how competitors’ ability to lure away talent would be materially affected by disclosure of financial targets, considering that compensation from completed years as well as your current compensation arrangements and employment agreements will be public information;

•	why disclosure of target levels is not material to investors; and

•	whether information regarding your target levels is kept confidential and the efforts you take to protect such information.
Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. You should address separately each type of performance target you will use (whether for bonuses, stock options or otherwise) and explain how disclosure could lead to competitive harm.

Mr. Larry Spirgel
October 9, 2007

Response:
We revised the Registration Statement to make clear that our company-wide performance targets relating to 2008 bonuses and stock options and the individual functional goals for our executive officers have yet to be determined. Moreover, we do not believe that the fiscal year 2008 company-wide and individual performance targets would be helpful to an investor’s understanding of the compensation committee’s subjective determination of the 2007 performance goals. Because we are a private, rapidly growing company, in fiscal year 2007, as in prior years, bonuses and stock option grants were highly subjective, based on a retrospective assessment of executives’ individual contribution to the growth and success of the Company. In addition, as a growing company that only recently became profitable, competition for talent by larger, more established and often profitable companies necessitated the awarding of bonuses and granting of stock options for executive recruitment and retention purposes that in many cases were independent of an executive’s past contribution. By contrast, our Compensation Committee intends to set the fiscal year 2008 performance targets with our future as a public company in mind, including in particular the prominence of objectively-based financial and non-financial criteria for purposes of awarding cash bonuses and granting options for most executives as well as for purposes of determining the vesting of stock options awarded to Messrs. Packard and Baule. In connection with this transition, the purpose of executive bonuses and stock option grants will be less focused on executive recruitment and retention and more focused on truly incentivizing executive performance. As a result, the factors that the Compensation Committee will use in fiscal year 2008 and in future years to determine cash bonuses and stock option grants are expected to be significantly different from the subjective criteria that were used to determine awards in fiscal year 2007 and prior years.
In relation to your bulleted comments, we have responded in bullet-point format corresponding to your comment:
•	We note your comment inquiring how competitors and suppliers would be able to use company-wide financial targets to provide competitively useful insights into our pricing. Upon consideration of the Staff’s comments and other factors, we no longer maintain that the provision of our company-wide revenue and EBITDA targets would provide insights into our pricing. Nevertheless, for the other reasons stated in our response to the Staff’s initial comment 36 and this comment 11, including that providing competitors with our profitability goals would provide invaluable insight into the Company’s short-term tactics and overall strategy that would substantially harm our competitiveness, would provide opportunities for school-choice opponents to distort our financial targets in a way designed to cut off our funding lifeblood, would have significant detrimental effects on our negotiations with our vendors and suppliers, and would present the opportunity for competitors to lure away key employees, we continue to submit that these performance goals and targets represent highly confidential information, the disclosure of which could cause significant competitive harm to the Company.

Mr. Larry Spirgel
October 9, 2007

•	We note your comment that compensation from completed years as well as current compensation arrangements and employment agreements (in respect of named executive officers) will be public information. Nevertheless, as we discussed in our prior response letter, we believe that disclosure of our forward-looking financial targets will provide these competitors with very useful information if they attempt to lure talent from us, as they will be able to monitor, by way of our quarterly financial reports as well as our current reports, the Company’s progress toward, and likelihood of meeting, these targets. As a result, in years when the Company is likely to be successful in meeting its targets, these companies may offer to “buy out” an executive’s likely bonuses, whereas in a year when the Company does not appear to be on target to meet its financial targets, these companies may point to this fact as a reason for leaving the Company and accept a position with them. Similarly, when we are competing with these companies for new talent, they can tailor their offerings accordingly.

•	While the target levels would be of significant interest to the Company’s competitors and those who oppose for-profit education, the Company does not believe that they would be material to any person making an investment decision with respect to the Company’s securities because such information is irrelevant to an understanding of the substance of the compensation of these executives. What is important to investors is a general understanding of the business and future growth potential of the Company. These targets are not material to persons making an investment decisions with respect to the Company’s securities as comprehensive disclosure of the elements of compensation to our executive officers, including qualitative disclosure about the targets themselves and information on the Company’s approach to awarding performance-based compensation, is already discussed in the “Compensation Discussion and Analysis” section of the Company’s Registration Statement. Additionally, these targets do not provide an investor insight with respect to the future growth potential as the targets are merely targets used for compensation purposes. In addition, copies of the employment agreements of the named executive officers are included as exhibits to the Registration Statement, providing investors with all material information necessary to make an informed investment decision with respect to the Company’s securities. Finally, the Company will voluntarily file periodic reports with the Commission pursuant to the requirements of the Securities Exchange Act of 1934, as amended.

•	The Company has maintained the confidentiality of these targets. To the Company’s knowledge, these targets are known only to the Company, the underwriters, officers and certain employees themselves, as well as each of their respective legal, accounting and other advisors. In each case, these disclosures were made subject to legal or contractual nondisclosure obligations requiring the recipient of the information to maintain the confidentiality of any information received. These targets are not publicly available, nor is it possible to determine such information from public sources. Therefore, it is highly unlikely that these targets will become known generally to the public or to a competitor of the

Mr. Larry Spirgel
October 9, 2007

Company unless they are required to be disclosed pursuant to the comments of the Commission relating to the Registration Statement.
Employment, Severance and Change in Control Agreements, page 81
12.	Please revise to explain why you entered into new or amended employment agreements with Mr. Packard and Mr. Baule in July, 2007.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 84 of Amendment No. 2.
Outstanding Equity Awards at Fiscal Year End for 2007, page 84
13.	We note the 300,000 options with performance based vesting schedules that were fully vested as of June 30, 2007 discussed in the penultimate sentence in footnote one to the table. Please explain to us in your response letter why you included these 300,000 options in the column for unearned options. Additionally, if the jurisdictional and expansion targets have already been achieved, please disclose them or explain to us in your response letter why you believe such information should be afforded confidential treatment. In this regard, we note that the analysis you provided in response to our prior comment 36 focused on the disclosure of forward-looking targets.
Response:
We revised the Registration Statement to clarify that the 300,000 options referenced in your comment have not vested, and will do so upon the achievement of jurisdictional expansion and enrollment targets. Please see page 87 of Amendment No. 2.
Certain Relationships and Related-Party Transactions, page 90
Policies and Procedures for Related-Party Transactions, page 90
14.	We note the pre-approval of certain types of transactions discussed in the third paragraph of this section. Please advise us in your response letter, with a view towards disclosure in your prospectus, whether you have a policy or procedure to identify such pre-approved transactions to the extent they will be required to be disclosed pursuant to Regulation S-K Item 404.
Response:
Pursuant to the terms of our related party transaction policy, all related party transactions are required to be disclosed in the Company’s applicable filings as required by the Securities Act and the Exchange Act and related rules. Furthermore, any material related party transactions are required to be disclosed to the full Board of Directors. In connection with becoming a public company, we will establish new internal policies relating to

Mr. Larry Spirgel
October 9, 2007

disclosure controls and procedures, which we expect will include policies relating to the reporting of related party transactions that are pre-approved under our related party transactions policy. Please see page 93 of Amendment No. 2.
Shares Eligible for Future Sale, page 101
Lock-Up Agreements, page 101
15.	Please revise the paragraph regarding directed shares to be consistent with your disclosure on page 105 regarding the percentage of shares reserved and the underwriter reserving the shares.
Response:
We revised the Registration Statement to modify the disclosure as requested. Please see page 104 of Amendment No. 2.
Notes to the Financial Statements,
Revenue Recognition, page F-7
16.	We note your response to prior comment 58. In regards to the student personal computers offered to the students through the schools, please explain to us your consideration of lease accounting literature such as EITF 01-08 and SFAS 13 in determining the appropriate revenue recognition policy. In addition, it appears it may be necessary for you to report these revenues separately on the face of your income statement pursuant to Rule 5-03 of Regulation S-X.
Response:
We do not generate revenue from the sale of any component on an individual basis. We are responsible for providing a complete education, regardless of the individual services or materials required for use. Most of our contracts with virtual public schools require only that we ensure that each enrolled student has the ability to access our online school. In many instances, we do not provide a personal computer unless the student does not have access to a computer. In cases where we do provide a personal computer, the computer must be returned to the Company at the earlier of when a student withdraws or the end of the school year. There is no commitment from the student or school for a period of use, there is no option available to either the student or the school to purchase our computer, and we are not in the business of providing personal computers to those not using our learning system. Additionally, the brand, model, technical specifications, and the determination of whether the computer equipment is new or used are completely at our discretion. Accordingly, the personal computer is not a requirement for K12 to fulfill its obligation of providing an education.
Since the entire curriculum can be delivered online through the use of a student’s own computer, we do not believe the right to use the computer has technically conveyed since

Mr. Larry Spirgel
October 9, 2007

the schools are paying for the delivery of a complete education, and not the right specifically to the use of the personal computer.
Notwithstanding the above, if these were considered to be leases, they would be operating leases under the criteria described in SFAS 13, Accounting for Leases (SFAS 13). Since schools are generally billed monthly for services and we recognize revenues ratably over the school year, lease accounting would not modify our revenue recognition.
In accounting for revenue recognition for the use of student computers, we considered EITF 01-08, Determining Whether an Arrangement Contains a Lease, and SFAS 13. Accordingly, we have determined the arrangement does not contain a lease as our obligation under the arrangement is not dependent upon the use of specified property, plant and equipment and our arrangement is for educational services, not the right to use specific property, plant or equipment. In addition, there is no commitment to a period of use. Finally, given our conclusion on lease accounting and the reasons above, we believe our current presentation of revenues appropriately reflects our business model.
Note 4. Income Taxes, page F-13
17.	We note your response to comment 70 and the disclosure provided on page 39 and in Note 4. In light of the fact that you have earned income before income taxes in 2007 and 2006, and have cumulative earnings before income taxes for the most recent three year period, we do not understand why it is reasonable to consider “recent cumulative losses” as significant negative evidence in support of a conclusion that it is more likely than not that you will not recover any of your deferred tax assets. Provide us a factually based explanation of why your conclusion that it is more likely than not that the Company will not generate any taxable income through 2027 is reasonable or revise.
Response:
We note and accept the Commission’s comment that based on earned income (loss) before taxes in 2005, 2006 and 2007, we have cumulative earnings before income taxes for the most recent three-year period. Since the amount of cumulative earnings for this period was relatively small, less than 1% of cumulative revenue for the period, we considered additional positive and negative evidence in accordance with the guidance in FAS109. The significant volatility we experience on a quarterly basis combined with the need to make large expenditures in one fiscal year in anticipation of revenue in a subsequent fiscal year create a strong potential for losses. For example, over the previous five quarters ended June 30, 2007, we had a cumulative pre-tax loss of $1.8 million. We believe that this volatility coupled with the rapid growth in revenues and related expansion of infrastructure and marketing reduces the significance of the positive evidence provided by the previous three years of cumulative earnings. In this event, FAS109 requires the consideration of other available positive and negative evidence as specified below.
•	Approximately 49% of our revenue is generated from four schools. Our ability to generate positive operating income will be difficult if any one or more of the

Mr. Larry Spirgel
October 9, 2007

following risk factors occurs: (1) if our contracts with one of these schools is terminated; (2) if the charter to operate any of these schools is not renewed or is revoked; (3) if enrollments decline substantially; (4) if funding is reduced; or (5) if more restrictive legislation is enacted.

•	We plan to allocate resources towards expansion into new markets, including international markets. We have little experience in estimating the level of resources required and may generate operating losses, which may offset operating income from current operations.

•	We incur start-up costs associated with new schools in advance of enrolling students, and thus, generating revenues. These costs include the hiring of teachers and establishment of school infrastructure. If we fail to match the level of expenditures with the revenues generated from enrollments, operating income will be adversely affected. We intend to open as many schools as possible over the foreseeable future and it is difficult to predict the timing or level of success.

•	We have experienced rapid growth and will need to invest in our systems infrastructure in the near future in order to continue to serve our current customers and expand into new markets. Due to the nature of this investment, we may be required to maintain excess capacity in the foreseeable future which will increase operating costs relative to revenue growth. This will adversely affect operating income.

•	In addition to the evidence in the previous bullet, we expect capital expenditures over the next 12 months to be approximately $22 million to $30 million. Capital expenditures in FY 2007 were $22 million. These levels of capital expenditures will increase depreciation and amortization, which will adversely affect future operating income.

•	Additional costs associated with being a public company including, but not limited to, costs to comply with section 404 of the Sarbanes-Oxley Act of 2002, increased accounting and legal fees and Directors and Officers insurance will adversely affect operating income.

•	Additional stock compensation expense of approximately $1 million in 2008 related to options granted during fiscal year 2007 and July 2007 as well as the impact of any options granted in subsequent years will adversely affect operating income.

•	Net cash from operating, investing and financing activities decreased over $19 million since June 30, 2005. Without the net proceeds from this offering, working capital constraints would force us to limit our enrollment growth and thus diminish our future profitability.

•	We incur significant levels of marketing expense in the third and fourth quarters of our fiscal year. The revenues associated with these costs are not realized until the

Mr. Larry Spirgel
October 9, 2007

following year. If, based upon trends, we believe that we have the opportunity to accelerate growth in enrollments and state expansion, we may elect to forego short-term profits in order to accomplish this. As a result, operating income may be adversely impacted.
•	We also considered positive evidence including the reversal of deductible temporary differences, the increasing acceptance of online education, our strong market position and our experienced management team.
After considering the relative impact of all available evidence, both positive and negative, we do not believe that we presently meet the level of evidence required under FAS 109 to justify the reversal of the valuation allowance. As we have not established a track record of balancing growth, profitability and operating scale, we believe that it is more likely than not that a full valuation allowance against deferred tax assets is appropriate as of June 30, 2007.
18.	Further, in your response to comment 70 under Future Taxable Income Exclusive of Reversing Temporary Differences & Carryforwards, you state that “due to the reversal of certain temporary differences, taxable income is expected to be break even or an immaterial positive taxable income.” Explain to us why your benefiting from the reversal of certain temporary differences is not positive evidence in support of a reduction in the valuation allowance. When assessing whether the Company will have future taxable income exclusive of reversing temporary differences and carryforwards, you should consider the possibility of taxable income before the effects of reversing temporary differences and carryforwards, not after.
Response:
We considered the positive evidence of the reversal of temporary differences in the determination of our valuation allowance. However, management does not believe this and other positive evidence outweighs the negative evidence. The net temporary differences incurred in 2007 consist of both reversing temporary differences and originating temporary differences. In 2008 and future years, given the anticipated capital expenditures described in our response to comment number 17, we expect to generate originating taxable temporary differences that will need to be considered in addition to the reversing temporary differences that are expected to occur. In addition, the forecast of future income exclusive of reversing temporary differences and carryforwards is the most subjective of the four sources of taxable income to consider and requires estimates and judgments about future events that may be predictable, but are far less certain than past events that can be objectively measured. Given our history of losses and recent marginal profitability, our ability to predict future income exclusive of reversing temporary differences is even more difficult. As a result, we believe that as of June 30, 2007, a full valuation allowance against deferred tax assets is appropriate.

Mr. Larry Spirgel
October 9, 2007

19.	We question the accuracy of certain of your disclosures concerning the basis for your policy of fully reserving your deferred tax assets. In the second paragraph on page F-13 you state “the Company has historically generated tax losses and therefore has no tax earnings history.” In the first paragraph on page 39 you state “[w]e are in a cumulative loss position as a result of our cumulative operations for the years ended June 30, 2005, 2006 and 2007.” Please revise these disclosures and your other income tax related disclosures, as necessary, and advise us.
Response:
We have revised the disclosure on page 39 of Amendment No. 2 in response to the Staff’s comment.
Note 9. Stock Option Plan, page F-19
20.	We note your response to prior comment 73. For grant dates during the one year period preceding the most recent balance sheet date and through the date of your response, please revise MD&A to discuss of each significant factor contributing to the difference between the fair value of the stock options as of the date of each grant for the options and the estimated IPO price of the common stock of K12 Inc.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 38 of Amendment No. 2.
Other
21.	We note your response to prior comment 77. Explain to us why you have not identified your separate regional operations or your operations for each school system as separate operating segments in accordance with paragraph 10 of SFAS No. 131.
Response:
Based upon the guidance in SFAS No. 131, we do not believe that the operations associated with each school we serve represent separate operating segments. From a company perspective, we believe that we are more accurately considered to be a single nationwide school that deploys its learning system through individual virtual public schools than as an operator of individual schools. The public schools we operate serve as distribution channels through which we provide our services to students. In most of the states where we operate, we employ a head of school, principals and administrators to monitor school compliance and assign and manage teachers. These individuals have limited responsibility for the recruitment and enrollment of students and no responsibility for the development of curriculum or the delivery of materials, computers or access to the online school. Specifically, we would address the requirements set forth in paragraph 10 of SFAS No. 131 as follows:

Mr. Larry Spirgel
October 9, 2007

•	The Company does not maintain separate school or regional operations. Most of the operations of the school are provided centrally. This is evidenced by the fact that we are often able to commence operations at a new school prior to hiring any in-state staff. The majority of the revenues and expenses associated with the operation of a school are not generated or incurred by the school operations function. Responsibility for recruiting and enrolling students rests with the corporate marketing function and with our centralized sales call center, not with the management of any individual school or regional operation. Upon enrolling in a school, a student is registered in our centralized student account management system and materials, books and computers are sent to them from our central warehouse. The recruitment of teachers is managed by our corporate human resources department and the financial activities are managed through our central accounting service. The majority of the business activities performed by school operations personnel relate to management of teachers and ensuring compliance with individual state requirements.

•	Our chief operating decision maker reviews operating results, including expense and revenue information at an aggregate level rather than at a school or regional level. His reviews at the school or regional level are limited to enrollment data, productivity metrics and school academic performance. We do not prepare P&L or operating financial statements for each individual school or region.

•	We do not maintain separate financial statements for our regional or school-specific operations. Many of the costs required to support these operations are incurred centrally and cannot be specifically allocated to individual schools or regions. In addition, the costs required to generate enrollments in each school cannot easily be associated with individual schools; for example, search engine marketing.
22.	So that we better understand how you have analyzed the structure of your internal organization and how, under the guidance in SFAS No. 131, it is appropriate for you to not report any segment information, please provide to us copies of all reports of discrete financial information that are available to your chief operating decision maker.
Response:
We note the Staff’s request for all reports of discrete financial information that are available to the Company’s chief operating decision maker and we have furnished the relevant documents directly to the Staff.

Mr. Larry Spirgel
October 9, 2007

23.	We note your response to comment 78 and we are considering whether the acquisition of Socratic should be considered an acquisition of a business. Notwithstanding this question or your reasons for not performing the income test when assessing the significance of Socratic, provide us the results of this test of significance. Also, provide us a copy of the Socratic audited balance sheet and income statement for its most recent fiscal year.
Response:
We advise the Staff that the Company has discontinued its discussions with Socratic related to the letter of intent. Accordingly, we respectfully submit that the Staff’s comment is no longer applicable.
Schedule II
Allowance for Doubtful Accounts, page F-23
24.	We note that you deducted approximately $1 million from your allowance for doubtful accounts during the fiscal year ended June 30, 2007. Please discuss in MD&A the decrease in the allowance, including why it was necessary and its impact on your results of operations, and advise us. The extent the deduction has materially impacted your results of operations, including how it has affected the trends in your operations and specific income statement line-items, should be made transparent to readers. Provide to us in your response to this comment an explanation of how you accounted for the deduction.
Response:
Our allowance for doubtful accounts primarily consists of specific allowances for non-payment on accounts related to our consumer business. A majority of these accounts were the result of sales occurring in 2005 which were reserved and charged to bad debt expense in 2005. During 2006 and 2007, we made efforts to collect on these receivables with very limited success. As a result, we decided to write these accounts off in 2007. Since these accounts were fully reserved and charged to expense in 2005, there was no impact to our results of operations. We recorded a debit to the allowance for doubtful accounts and a corresponding credit to accounts receivable.
We revised the Registration Statement to include the requested disclosure. Please see pages 44 and 45 of Amendment No. 2.

Mr. Larry Spirgel
October 9, 2007

Part II, Exhibits
25.	We note your response to prior comment 79. We also note your disclosure in your risk factors’ section which indicates that your contracts with four virtual schools account for 49% of your revenues and that the loss of any of these contracts would have a material adverse effect on your operations. In light of your dependence on each of these agreements, it would appear that each constitutes a material agreement that should be filed as an exhibit to the registration statement. Please revise accordingly.
Response:
We respectfully submit that the contracts with the four virtual schools referenced, though accounting for 49% of our revenues in fiscal year 2007, are not “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K. The Staff’s comment appears to based upon clause (ii)(B) of this Item, which provides that a contract will be deemed not to have been entered in the ordinary course of business (and thus must be filed), notwithstanding that “the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” if the registrant’s business is “substantially dependent” on the contract, “as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the registrant’s business depends to a material extent.” While it is true that the Company has stated in a risk factor that, “if our contracts to operate any of these schools are not renewed or are revoked . . . our business, financial condition and results of operations could be adversely affected,” none of these contracts individually represents the sale of “the major part” of our products and services to the relevant virtual public school. We note in this regard that the contracts with the four virtual public schools identified are completely independent of each other, such that there is no reason for us to think that the termination of one of these contracts would result in any of the other contracts being terminated. Moreover, we anticipate that, as our business grows and we open virtual public schools in additional states, the relative revenue contributions of these contracts will decrease, in some cases below the 10% threshold. Note also that we included disclosure in our First Amendment detailing the termination dates, terms of potential renewal and material terms of these contracts, which we believe provides adequate disclosure relating to these contracts to potential investors in the Company’s securities. Nor, we believe, do any of these contracts rise to the level of importance to our business of “a franchise, license or other agreement to use a patent, formula, trade secret, process or trade name upon which the registrant’s business depends to a material extent.” For the foregoing reasons, we believe that these contracts do not constitute material agreements that are required to be filed as exhibits to the Registration Statement.

Mr. Larry Spirgel
October 9, 2007

     We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration. Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 1, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (202) 637-2275.

Sincerely,

William P. O’Neill
of LATHAM & WATKINS LLP
Enclosures

cc (via fax):	Ronald J. Packard Howard D. Polsky Richard D. Truesdell, Jr. Blaise F. Brennan